1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ Partner richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

July 22, 2016

VIA EDGAR

Alison White, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Tony Burak

Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CĪON Investment Corporation

Registration Statement on Form N-2 (File No. 333-203683)

Dear Ms. White and Mr. Burak:

On behalf of CĪON Investment Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s outside legal counsel, Dechert LLP, on May 17 and May 18, 2016, regarding Post-Effective Amendment No. 1 (“PEA 1”) to the Company’s Registration Statement on Form N-2 (File No. 333-203683) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

In addition, transmitted herewith is Post-Effective Amendment No. 2 (“PEA 2”) to the Registration Statement, which reflects all of the comments and revisions discussed herein. The Company is filing as separate correspondence its request for acceleration of effectiveness (“Acceleration Request”).

For your convenience, the Staff’s comments are numbered and presented in bold text below, and each comment is followed by the Company’s response.

Prospectus

1.	Please file Tandy representations via EDGAR correspondence in regard to PEA 2.

Response: The Tandy representations will be provided by the Company in its Acceleration Request.

2.	Please include an updated consent of the Company’s independent registered public accounting firm.

Response: As requested, the Company has included an updated consent of the Company’s independent registered public accounting firm as Exhibit (n)(1) to PEA 2.

3.	Please explain supplementally the basis for not consolidating the interest of the joint venture CĪON / Capitala Senior Loan Fund I, LLC (“CCSLF”) between the Company and Capitala Finance Corp.

Response: As set forth in the legal memorandum from the undersigned to James M. Curtis, Esq., Office of Chief Counsel, dated March 6, 2015, the Company notes that pursuant to the specialized accounting guidance under FASB ASC Topic 946, consolidation by an investment company of an investee is generally not appropriate unless the investment company has a controlling interest in an operating entity that provides services to the investment company. CCSLF is not an operating entity that will provide services to the Company and, accordingly, should not be consolidated.

While U.S. GAAP does not address when an investment company should consolidate another investment company that it controls, practice has developed whereby investment companies often consolidate wholly-owned investment companies and record investments in less-than-wholly-owned investment companies at fair value. Considering that ownership is less than wholly-owned and the Company does not control CCSLF, the Company will recognize and measure its investment in CCSLF at fair value.

4.	Please confirm supplementally that, once CCSLF has commenced operations, the Company will update the related disclosure to provide: (i) a summary of the joint venture program and description of investments to be held by CCSLF; (ii) levels of committed and funded capital as of its applicable reporting dates; (iii) details of the investments held by CCSLF, as required by Rule 12-12 of Regulation S-X; and (iv) balance sheet information (including “Investments”, “Cash and Other Assets”, “Total Liabilities” and “Members Equity”) and statement of operations information (including “Total Revenues”, “Total Expenses” and “Any Realized Gains or Realized Losses”).

Response: The Company confirms that it will update its disclosure as requested when CCSLF commences operations.

5.	Please confirm supplementally that, upon the funding of CCSLF, the Company will monitor the three tests described in Regulation S-X 1-02(w) to determine if CCSLF is considered a “significant subsidiary.” Please confirm additionally that if CCSLF is considered a “significant subsidiary” the Company will provide separate audited financial statements or summarized financial information of CCSLF in accordance with Rules 3-09 and 4-08(g) of Regulation S-X, respectively.

Response: The Company confirms that, upon the funding of CCSLF, it will monitor the three tests described in Regulation S-X 1-02(w) and, if CCSLF is a significant subsidiary, provide separate audited financial statements or summarized financial information in accordance with Rules 3-09 and 4-08(g) of Regulation S-X, respectively.

6.	Please confirm supplementally that the Company will identify CCSLF as a “non-qualifying asset” for purposes of Section 55(a) of the Investment Company Act of 1940, as amended (“1940 Act”).

Response: The Company confirms that it will identify CCSLF as a “non-qualifying asset” for purposes of calculating the composition of its portfolio pursuant to Section 55(a) of the 1940 Act.

7.	Please provide an update on the status of the request for co-investment exemptive relief referenced throughout PEA 1.

Response: As of the date hereof, the Staff has not granted relief in response to the Company’s co-investment exemptive relief application.

Risks Related to Our Business and Structure, page 32

8.	Please consider whether the “new business” risk disclosure is still appropriate given that Company has been operating for over three years.

Response: The Company has considered the appropriateness of the “new business” risk disclosure and has removed the disclosure in PEA 2, which is consistent with certain other business development companies (“BDCs”) that have been operating for over three years.

9.	On page 33, please delete or de-emphasize the disclosure regarding the August 2011 downgrade to the U.S. government’s sovereign credit rating.

Response: The Company has considered the appropriateness of the disclosure regarding the August 2011 downgrade to the U.S. government’s sovereign credit rating and has significantly de-emphasized such disclosure in PEA 2. In addition, the Company has updated this disclosure in PEA 2 to reference (i) the affirmation by Standard & Poor’s Ratings Services of such downgrade in June 2016 and (ii) certain actions of the Federal Reserve in 2014 and the impact of such actions on the Company and its operations.

Commitments and Contingencies and Off-Balance Sheet Arrangements, page 101

10.	Please explain supplementally why the Company does not classify the unfunded commitments to its portfolio companies on pages 101 and F-51 as senior securities for purposes of calculating the Company’s asset coverage ratio. Please further explain supplementally how the Company is able to cover these unfunded commitments.

Response: The Company’s unfunded commitments set forth on pages 101 and F-51 of PEA 1 represent potential obligations to fund loans as of the reporting dates indicated. Such commitments are subject to a number of funding criteria and other various contingencies customarily included in these types of arrangements. These commitments therefore may expire without being drawn upon. Accordingly, the Company does not classify these unfunded commitments as senior securities for purposes of calculating the Company’s asset coverage ratio. In addition, such commitments have not been recorded as liabilities on the Company’s balance sheet to date. This position is consistent with the position taken by the other BDCs of which we are aware and is a position that has been reported in the audited financial statements of such BDCs over the years. We acknowledge that the proposed Rule 18f-4 under the 1940 Act, if adopted, may require the Company to segregate qualifying assets to cover unfunded commitment transactions or account for unfunded commitments as senior securities for asset coverage purposes.

The Company will fund its unfunded commitments from the same sources it uses to fund its investment commitments that are funded at the time they are made (i.e., advances from its revolving credit facility and/or cash flows from operations). The Company will not fund its unfunded commitments from future net proceeds generated by securities offerings. The Company follows a process to manage its liquidity and ensure that it has available capital to fund its unfunded commitments. Specifically, the Company prepares detailed analyses of the level of its unfunded commitments relative to its then available liquidity on a daily basis. These analyses are reviewed and discussed on a weekly basis by the Company’s executive officers and senior members of the Company’s investment adviser, CĪON Investment Management, LLC (including members of the investment committee), and are updated on a “real time” basis in order to ensure that the Company has adequate liquidity to satisfy its unfunded commitments.

Financial Statements

11.	Please update the Registration Statement to include the March 31, 2016 quarter-end financial statements.

Response: As requested, the Company has included the March 31, 2016 quarter-end financial statements and updated other disclosures accordingly in PEA 2.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz

Cc: Matthew K. Kerfoot